[SUPERVALU INC. Letterhead]
September 3, 2010
H. Christopher Owings
Assistant Director
Division of Corporation Finance, Mail Stop 3561
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	SUPERVALU INC. Form 10-K for the Fiscal Year Ended February 27, 2010 Filed April 26, 2010 Definitive Proxy Statement on Schedule 14A Filed May 12, 2010 File No.: 1-5418
Dear Mr. Owings:
On behalf of SUPERVALU INC. (the “Company” or “SUPERVALU”), this letter is in response to your comment letter dated August 23, 2010 with respect to the above referenced matters. The numbered paragraphs in this response letter correspond to the sequentially numbered paragraphs in the Staff’s letter. We appreciate the Staff’s comments.
Form 10-K for the Fiscal Year Ended February 27, 2010
Exhibits
1.	We note that you have filed Exhibits 4.9 through 4.11 pursuant to Item 601(b)(4) of Regulation S-K, but each of these credit agreements appears to be more appropriately filed under Item 601(b)(10). Please revise or advise.
Response:
Exhibits 4.9 through 4.11 to the Company’s Form 10-K for the fiscal year ended February 27, 2010 (the “Form 10-K”) consist of the Company’s long-term bank credit facility, as amended from time to time. The borrowings under this facility have maturities of greater than one year, including a term loan that matures on June 2, 2011 and another term loan that matures in part on June 2, 2012 and in part on October 5, 2015. See Note 6 to the Notes to Consolidated Financial Statements in the Form 10-K. As such, these exhibits are instruments that define the rights of the holders of long-term debt of the Company, as contemplated by Item 601(b)(4) of Regulation S-K. Consequently, the Company has for many years filed these agreements as exhibits under Item 601(b)(4) of Regulation S-K on the basis that Item 601(b)(4) is more specific and therefore more appropriate than the general category of “material contracts” under Item 601(b)(10) of Regulation S-K. Please advise if the Staff believes that these exhibits should be listed under Item 601(b)(10) in the future.

2.	We note that exhibits 4.9 and 4.11 identify numerous exhibits and schedules, but none are included with the filings. Please review all of your material agreements and file any exhibits, schedules and/or appendices to these agreements. Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Items 601(b)(4) and 601(b)(10) do not include a similar provision.
Response:
The Company will refile Exhibit 4.11 (which amends and restates Exhibits 4.9 and 4.10) with all of its exhibits, schedules and/or appendices with its next Form 10-Q. The Company has reviewed all of the other agreements filed as exhibits to the Form 10-K under Item 601(b)(4) and Item 601(b)(10) of Regulation S-K and hereby confirms that it will refile any such exhibits that were not originally filed with all of their exhibits, schedules and/or appendices with its next Form 10-Q.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 17
3.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
Response:
The Company’s review to determine whether the compensation policies and practices for our employees create risks that are reasonably likely to have a material adverse effect on the Company was a multi-step process. First, the Company’s compensation policies and practices were reviewed by the appropriate corporate personnel in light of the requirements of Item 402(s) of Regulation S-K. Next, Towers Watson, the compensation consultant retained by the Leadership Development and Compensation Committee of the Company’s Board of Directors (the “Compensation Committee”), was engaged to conduct a comprehensive risk assessment of the Company’s compensation programs. Finally, the review process and conclusions were discussed and reviewed with the Compensation Committee. Because we concluded that the risks arising from the Company’s compensation policies and practices are not reasonably likely to have a material adverse effect on the Company, we did not include any disclosure in response to Item 402(s) of Regulation S-K.
Annual Cash Incentives, page 23
4.	We note your statement at the bottom of page 23 that you have not provided a quantitative discussion of the terms of the “business unit earnings objectives” because they are highly confidential and disclosure would cause competitive harm. Please provide us with a detailed analysis of the basis upon which you made your determination. Your analysis should specifically address each subset of your

“business unit earnings objectives” which appear to include Business Unit Earnings, Corporate Cash Flow and Business Unit Inventory Days Supply. Please note that the standard that applies in this context is the same standard that would apply if you were to file a formal request for confidential treatment of trade secrets or commercial or financial information contained in a material contract exhibit to a Securities Act or Exchange Act filing. Please see Instruction 4 to Item 402(b) of Regulation S-K and refer to Regulation S-K Compliance and Disclosure Interpretation Question 118.04.
Response:
The Company’s annual cash incentive is tied to the achievement of performance goals established by the Compensation Committee in the first part of each fiscal year. The performance goals for corporate executives differ from the performance goals for retail/supply chain executives in order to align executive incentives more closely with the businesses over which they have greater responsibility and control.
The performance goals established for corporate executives under the annual cash incentive plan for fiscal 2010 were corporate net earnings (70%), corporate cash flow (20%) and diversity (10%). The Company disclosed the established goal for corporate net earnings for fiscal 2010 in its proxy statement because that goal was the primary performance goal for corporate executives under the annual cash incentive plan. The goals for corporate cash flow and diversity were not considered to be material to an understanding of the compensation for the corporate executives for the prior year and therefore were not disclosed.
The performance goals for the Company’s retail/supply chain executives under the annual cash incentive plan for fiscal 2010 were corporate net earnings (40%), business unit earnings (30%), business unit inventory days supply (20%) and diversity (10%). The corporate net earnings goal for retail/supply chain executives was the same as the corporate net earnings goal for the corporate executives and, as stated above, was disclosed in the proxy statement. The goals for business unit inventory days supply and diversity were not considered to be material to an understanding of the compensation for the corporate executives for the prior year and therefore were not disclosed. The goal for business unit earnings for the prior year was not disclosed because, as set forth in the proxy statement, we believe that disclosing business unit earnings targets for the prior year would result in competitive harm to the Company. We will include in future filings more narrative detail with respect to the relationship between threshold, target and maximum payouts for business unit earnings. We have included a detailed analysis of the competitive harm that would result from the disclosure of our business unit earnings targets below.
In future filings, the performance goals for corporate executives and for retail/supply chain executives will be described more clearly, consistent with the discussion above.

Analysis of Competitive Harm
SUPERVALU is one of the largest companies in the United States grocery channel. SUPERVALU conducts its retail operations under the Acme, Albertsons, Bristol Farms, Cub Foods, Farm Fresh, Hornbacher’s, Jewel-Osco, Lucky, Save-A-Lot, Shaw’s, Shop ’n Save, Shoppers Food & Pharmacy and Star Market banners as well as in-store pharmacies under the Osco and Sav-on banners. Additionally, the Company provides supply chain services, primarily wholesale distribution, across the United States retail grocery channel. In fiscal 2010, retail operations generated 77.9% of the Company’s total net sales and supply chain services generated 22.1% of the Company’s total net sales.
For retail executives, business unit earnings related to retail operations that aligned with the area of responsibility for each retail executive. In fiscal 2010, that was on a predominantly geographic basis. For our supply chain executive, business unit earnings related to supply chain operations that aligned with the area of responsibility for the supply chain executive.
The Company operates in a highly competitive industry, and requiring the Company to disclose its annual cash incentive performance target for business unit earnings would cause substantial harm to the Company’s competitive position as described below. This performance target fits squarely within the type of information protected and not required to be disclosed under National Parks & Conservation Assoc. v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974). See also Critical Mass Energy Project v. NRC, 975 F.2d 871, 873 (D.C. Cir. 1992), cert. denied, 507 U.S. 984 (1993); Continental Oil v. Federal Power Comm’n, 519 F.2d 31 (5th Cir. 1975), cert. denied, 425 U.S. 971 (1976); Braintree Elec. Light Dep’t v. Department of Energy, 494 F. Supp. 287, 290 (D.D.C. 1980); and Timken Co. v. United States Customs Service, 491 F. Supp. 557, 560 (D.D.C. 1980).
The Company does not publicly disclose its business unit earnings target or its actual business unit earnings for current or prior years. If the Company were required to disclose its prior year business unit earnings targets, it would be disclosing more information regarding its business unit earnings than it currently does. In fiscal 2010, retail business unit earnings target were determined primarily by geography.
Although business unit earnings may be affected by a variety of expenses, it nonetheless remains a key measure for companies to use in order to determine the profitability of the business. Moreover, although the disclosure of prior year business unit earnings targets might provide competitors with somewhat less valuable insight into the Company’s business than the disclosure of current year business unit earnings targets, disclosure of prior year business unit earnings could nonetheless cause the Company substantial competitive harm.
The Company’s competitors could use the Company’s prior year business unit earnings targets to determine whether to enter, and how much to spend in order to enter (whether through internal development, acquisitions or a combination of such efforts), markets in which the Company is active. For example, if the Company were required to disclose in the proxy statement the business unit earnings for the year just ended for a particular geographic region, a competitor could use that information in its analysis of the profitability of that business for purposes of determining whether to acquire another company that is competing with the Company in that market and, if so, how much to pay for that company. The Company’s competitors could find disclosure of the Company’s prior business unit earnings targets particularly helpful (to the detriment of the Company) because of how the Company defines business unit earnings to measure each business unit’s contribution to the Company’s overall earnings.
Competitors could also use prior year business unit earnings targets to identify weaknesses of the Company in particular geographic regions and banners and make pricing decisions accordingly (e.g., to drop prices in a given market in an attempt to eliminate business unit earnings of the Company and cause the Company to exit that market), or to determine whether they should exit less profitable markets or improve efficiencies in their operations (e.g., to determine whether their business unit earnings in those markets are due to internal inefficiencies or simply due to external market dynamics).
5.	Please expand your discussion in the last sentence of the fifth paragraph of this section to clarify the bases upon which you make the determination of whether there have been “net improvements in diversity representation.”
Response:
The Company reviews the gender and racial diversity of employees in its top three pay bands, and subtracts departures from each pay band from the additions to each pay band in order to determine the net improvement in diversity. In future filings, the Company will provide additional disclosure consistent with the foregoing in order to clarify this point.
Long-term Equity Incentives, page 25
6.	You state on page 25 that the total value of each long-term award was established in “a manner that achievement of target levels of performance would result in long-term incentives within the median range of the competitive market.” We note the performance share award targets disclosed on page 27, but it does not appear that you have disclosed the targets applicable to the stock options and SARs that were awarded to certain of your NEOs. Please disclose these target levels of performance. As discussed above, if you have not disclosed these targets due to concerns of confidentiality, please provide us with your detailed analysis of how such disclosure would cause you competitive harm.
Response:
The statement on page 25 of the proxy statement that the total value of the long-term award for each named executive officer (“NEO”) was established in “a manner that achievement of target levels of performance would result in long-term incentives within the median range of the competitive market” refers only to the amount of the performance shares granted under the LTIP. This statement was not intended to describe how the value of stock options and stock appreciation rights (“SARs”) were determined. There are no performance targets to disclose with respect to stock options or SARs because they vest on the basis of time rather than on the achievement of performance targets.
As disclosed in the fourth paragraph on page 22 of the proxy statement, the target value of annual compensation for each NEO is broken down into different components with the target value of stock options and SARs valued as of the grant date and the target value of the annual allocation of the long-term incentive award (i.e., performance shares) valued assuming achievement of target performance at the end of the three-year performance period. The total value of stock options, SARs and performance shares awarded to each NEO, calculated in accordance with the foregoing methodology, are set within the median range of the competitive market established by Towers Watson. In future filings, the Company will provide additional disclosure consistent with the foregoing in order to clarify these points.
Performance Shares, page 26
7.	It appears that you use the terms “performance share program” and “long-term incentive program”, or LTIP, to describe the same long-term equity incentive. Please revise your disclosure and terminology, as appropriate, to clarify whether your discussion of “Performance Shares” beginning on page 26 is the equivalent of a discussion of your LTIP. In this regard, we note your statement in the fifth full paragraph on page 25 that Messrs. Herkert and Noddle participate in your LTIP “which is a grant of performance shares with a three-year performance cycle.”
Response:
The Company confirms that the terms “performance share program,” “long-term incentive program” and “LTIP” were used interchangeably in the proxy statement and, as noted by the Staff, describe the same long-term equity incentive for fiscal 2010. The Company’s long-term incentive plan, or LTIP, for fiscal 2010 consisted of grants in fiscal 2010 of performance shares with a three-year performance cycle. In future filings, the Company will revise its disclosure consistent with the foregoing in order to clarify this point.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be happy to discuss with you any additional questions the Staff may have regarding the Company’s disclosure. If you have any questions, please call me directly at 952-828-4082 or Todd Sheldon at 952-828-4062 or Rachel Friedenberg at 952-996-8332.

Sincerely,
/s/ Sherry M. Smith
Sherry M. Smith
Interim Chief Financial Officer